UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.	RIO GRANDE ENERGIA S.A.
Publicly-held Company	Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF)	Corporate Taxpayer’s ID (CNPJ/MF)
02.429.144/0001-93	02.016.439/0001-38
Company Registry (NIRE)	Company Registry (NIRE)
35.300.186.133	43.300.036.138

NOTICE TO SHARESHOLDERS

CPFL Energia S.A. (“CPFL Energia”) and its subsidiary Rio Grande Energia S.A (“RGE”), (jointly, “Companies”), hereby inform their shareholders and the market that:

I.
Withdrawal Rights: the period for the exercise of withdrawal rights by those CPFL Energia and RGE shareholders dissenting from the resolutions of the respective Shareholders’ Meetings of December 18, 2007, which approved the merger of all RGE shares into CPFL Energia (“Share Merger”), ended on January 17, 2008.

There was one dissident RGE shareholder, totaling R$7,208.66 (seven thousand and two hundred and eight Reais and sixty-six centavos), equivalent to R$1.785205031 per share, based on RGE’s balance sheet on September 30, 2007.

Said payment will be effected by February 1, 2008.

II.
Share Trading: RGE shares will no longer be traded on the market after January 31, 2008, so that as of February 1, 2008, all RGE shares, the object of the Share Merger, will be included in CPFL Energia’s position (ticker: CPFE3).

The main terms and conditions of the Share Merger were disclosed to the market through the Material Fact published on November 7, 2007 and the Notices to Shareholders published on December 18 and 20, 2007.

São Paulo, January 24, 2008.

CPFL ENERGIA S.A.
     José Antonio de Almeida Filippo
Chief Financial and Investor Relations Officer

RIO GRANDE ENERGIA S.A.
     Marco da Camino Ancona Lopez Soligo
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.